Exhibit 99.4

ADDITIONAL LISTING

Imperial Chemical Industries PLC has today made an application to the UK Listing Authority and London Stock Exchange to block list 830,000 ordinary shares of £1. These will be issued pursuant to the ICI Executive Share Option Scheme 2004.

7 July 2004